RED METAL RESOURCES LTD.

October 4, 2013

VIA EDGAR

Mr. John Reynolds, Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

Re: Red Metal Resources Ltd.

Amendment No. 1 to Registration Statement on Form S-1

Filed September 19, 2013

File No. File No. 333-190647

Dear Mr. Reynolds:

This letter is in response to your letter dated September 25, 2013 to Red Metal Resources Ltd. (the "Company") regarding Amendment No. 1 to the Registration Statement on Form S-1 filed by the Company on September 19, 2013.  For your ease of reference, we have repeated the comments included in your letter immediately above each response.  In conjunction with this letter, the Company has filed Amendment No. 2 to the Registration Statement (the “Amendment”).

General

1.

We note your response to comment 1 in our letter dated August 26, 2013. We also note your disclosure on page 43 of that as of September 17, 2013, you owe approximately $1.021 million to related parties. In addition, you owe $750,000 to the selling stockholders. Please confirm that the offering to your selling shareholders in satisfaction of your debt was completed and the selling shareholders were irrevocably bound to purchase your shares on August 12, 2013. If so, please revise your disclosures throughout the prospectus to reflect the sale having been completed. Refer to Securities Act Sections C&DI No. 134.03. Also, please clarify, to the extent known, when the shares will be issued to extinguish the debt.

We have revised the prospectus to indicate that the selling stockholders are irrevocably bound to accept the shares as payment for the debt and to indicate when the Company will issue the shares.  Please see pages 2, 10, 12, 42 and 51 of the Amendment.

2.

We note your response to comment 2 in our letter dated August 26, 2013 and the related disclosure on page 42 of the prospectus. Please revise to include material terms of the debt being retired including the date such debts were incurred, the interest rate, the maturity date, and when and how the debts were reassigned to unrelated parties. Please file a form of the promissory note or other agreement with the debt holders pursuant to Item 601(b)(4) of Regulation S-K, or tell us why this information would not be material to investors.

Mr. John Reynolds, Assistant Director

Securities and Exchange Commission

October 4, 2013

We have filed as exhibits 10.17, 10.18, 10.19 and 10.20 the promissory notes issued to Richard Jeffs.  The advances made to the Company by Minera Farellon Limitada were book entries only, so we have no documentation to file as exhibits.  All of the advances, except for an advance made on August 21, 2012 for the purchase of certain claims, were made for working capital and no interest accrues.  We have not filed as exhibits the invoices from Fladgate Exploration Consulting Corp.  We have, however, revised our disclosure to more fully describe the services.  Please see pages 2, 3 and 4 of the Amendment.

3.

Please file Exhibit 10.16 in its entirety. We note that Attachment 1 is missing the information in the table. In addition, please file the executed agreement.

We have re-filed the exhibit to include Attachment 1 and the signature pages, as you requested.

In responding to your comments, the Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter has adequately addressed your comments.  If you have additional comments or questions, please contact Mary Ann Sapone, Esq. via e-mail at msapone@richardsonpatel.com or by telephone at (707) 937-2059.

Very truly yours,

RED METAL RESOURCES LTD.

By:/s/ Caitlin Jeffs

Caitlin Jeffs

Chief Executive Officer